FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 27, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: November 27, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Room 1901, No. 333, Section 1	Joseph Tung, CFO / Vice President
Keelung Road, Taipei, Taiwan, 110	Freddie Liu, Vice President
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. PRESS RELEASE

Taipei, Taiwan, R.O.C., November 24, 2006 - Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (hereinafter “ASE”, or the “Company”) today announced that the Company has received an indication of interest from a consortium of investors led by The Carlyle Group (the “Consortium”), regarding a potential offer by the Consortium for all of the outstanding common shares (the “Shares”) of ASE at a price of NT$39 per share (equivalent to approximately US$5.94 per American depositary share).

ASE has been informed that Jason Chang, the Chairman and Chief Executive Officer of ASE, has agreed, subject to certain conditions, to participate as a member of the Consortium and to roll the shares of ASE owned by him and ASE Enterprises Limited, his affiliated holding company, into an equity interest in the holding company formed by the Consortium. Chairman Chang has also entered into an exclusivity agreement with the Consortium. Chairman Chang and ASE Enterprises Limited collectively own approximately 18.39% of the Shares.

NOTICE TO INVESTORS: Discussions between ASE and the Consortium have not been completed and there can be no assurance that an offer will ultimately be made by the Consortium or what the ultimate terms of such an offer would be. Shareholders and potential investors in the company are therefore advised to exercise caution in dealing in the shares of the company. A further announcement by ASE will be made at an appropriate time.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The potential offer for the outstanding shares of ASE described in this announcement has not commenced. Any offers to purchase or solicitations of offers to sell, if ultimately made, will be required to be made in accordance with Taiwan law, including without limitation a tender offer filed with the Financial Supervisory Commission (“FSC”) of Taiwan. In addition, such offers or solicitations will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.

The offer documents required under Taiwan and U.S. laws, including ASE's recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. Those materials will be made available to all shareholders of ASE at no expense to them on the FSC’s website (http://www.fscey.gov.tw), Taiwan’s Market Observation Post System (http://newmops.tse.com.tw) and the SEC’s website (http://www.sec.gov).

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry;

Advanced Semiconductor Engineering, Inc.

demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.